Filed pursuant to Rule 433

June 4, 2019

Relating to

Preliminary Prospectus Supplement dated June 4, 2019

to

Prospectus dated March 25, 2019

Registration Statement No. 333-213765

Duke Energy Corporation
$600,000,000 3.40% Senior Notes due 2029
$600,000,000 4.20% Senior Notes due 2049

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Trade Date:	June 4, 2019

Settlement:	June 7, 2019 (T+3)

It is expected that delivery of the Notes will be made against payment for the Notes on or about June 7, 2019, which is the third business day following the date of the Preliminary Prospectus Supplement (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of the Preliminary Prospectus Supplement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Ratings (Moody’s/S&P/Fitch)*:	Baa1 (Stable) / BBB+ (Negative) / BBB+ (Stable)

Security Description:	3.40% Senior Notes due 2029 (the “2029 Notes”)	4.20% Senior Notes due 2049 (the “2049 Notes”)

Principal Amount:	$600,000,000	$600,000,000

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2019	June 15 and December 15 of each year, beginning on December 15, 2019

Maturity Date:	June 15, 2029	June 15, 2049

Benchmark Treasury:	2.375% due May 15, 2029	3.000% due February 15, 2049

Benchmark Treasury Yield:	2.118%	2.607%

Spread to Benchmark Treasury:	+130 bps	+162 bps

Yield to Maturity:	3.418%	4.227%

Coupon:	3.40%	4.20%

Price to Public:	99.848% per 2029 Note, plus accrued interest, if any, from June 7, 2019	99.542% per 2049 Note, plus accrued interest, if any, from June 7, 2019

Redemption Provisions/	At any time before March 15, 2029 (which is the date	At any time before December 15, 2048 (which is the date that

Make-Whole Call:

that is three months prior to maturity of the 2029 Notes (the “2029 Par Call Date”)), the issuer will have the right to redeem the 2029 Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2029 Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Notes being redeemed that would be due if the 2029 Notes matured on the 2029 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2029 Notes being redeemed to, but excluding, such redemption date.

is six months prior to maturity of the 2049 Notes (the “2049 Par Call Date”)), the issuer will have the right to redeem the 2049 Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2049 Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2049 Notes being redeemed that would be due if the 2049 Notes matured on the 2049 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2049 Notes being redeemed to, but excluding, such redemption date.

Par Call:

At any time on or after the 2029 Par Call Date, the issuer will have the right to redeem the 2029 Notes, at its option, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest on the principal amount of the 2029 Notes being redeemed to,

At any time on or after the 2049 Par Call Date, the issuer will have the right to redeem the 2049 Notes, at its option, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the 2049 Notes being redeemed plus accrued and unpaid interest on the principal amount of the 2049 Notes being redeemed to, but

	but excluding, such redemption date.	excluding, such redemption date.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	26441C BE4 / US26441CBE49	26441C BF1 / US26441CBF14

Notice to Investors:

The following notice to investors is in addition to the notices to investors set forth under “Underwriting (Conflicts of Interest) — Selling Restrictions” in the Preliminary Prospectus Supplement.

Notice to Prospective Investors in Korea

The Notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in the Republic of Korea (“Korea”) or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Notes have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the Notes may not be resold to Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the Notes.

Joint Book-Running Managers:	MUFG Securities Americas Inc. Mizuho Securities USA LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	Loop Capital Markets LLC KeyBanc Capital Markets Inc. Regions Securities LLC

Junior Co-Managers:	CastleOak Securities, L.P. Great Pacific Securities Siebert Cisneros Shank & Co., L.L.C.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848; Mizuho Securities USA LLC toll-free at 1-866-271-7403; PNC Capital Markets LLC toll-free at 1-855-881-0697; Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or TD Securities (USA) LLC toll-free at 1-855-495-9846.